Exhibit 2
Unaudited Condensed Consolidated Interim Financial Statements of WPP plc
WPP plc
Unaudited condensed consolidated interim income statement
for the six months ended 30 June 2025 and 2024

	Notes	Six months ended 30 June 2025		Six months ended 30 June 2024
		£m		£m
Revenue	3	6,663		7,227
Costs of services		(5,826)		(6,187)
Gross profit		837		1,040
General and administrative costs		(616)		(617)
Operating profit		221		423
Earnings from associates		17		16
Profit before interest and taxation		238		439
Finance and investment income		49		74
Finance costs		(178)		(210)
Revaluation and retranslation of financial instruments		(11)		35
Profit before taxation	3	98		338
Taxation		(28)		(92)
Profit for the period		70		246

Attributable to:
Equity holders of the parent		44		205
Non-controlling interests		26		41
		70		246

Earnings per share
Basic earnings per ordinary share	5	4.1	p	19.1	p
Diluted earnings per ordinary share	5	4.0	p	18.8	p

Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

WPP plc
Unaudited condensed consolidated interim statement of comprehensive (loss) / income for the six months ended 30 June 2025 and 2024

	Six months ended 30 June 2025	Six months ended 30 June 2024
	£m	£m
Profit for the period	70	246
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(359)	(37)
Gain/(loss) on net investment hedges	88	(18)
Cash flow hedges:
Fair value gain/(loss) arising on hedging instruments	19	(45)
Amounts reclassified to profit or loss	(46)	29
Costs of hedging	3	11
	(295)	(60)
Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	(9)	(2)
	(9)	(2)

Other comprehensive loss for the period	(304)	(62)
Total comprehensive (loss)/income for the period	(234)	184

Attributable to:
Equity holders of the parent	(248)	142
Non-controlling interests	14	42
	(234)	184

Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive (loss) / income.

WPP plc
Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2025 and 2024

	Notes	Six months ended 30 June 2025	Six months ended 30 June 2024
		£m	£m
Net cash outflow from operating activities[1]	6	(1,036)	(540)
Investing activities
Acquisitions[1]	9	(127)	(33)
Disposals of investments and subsidiaries		5	29
Purchases of property, plant and equipment		(42)	(82)
Purchases of intangible assets		(46)	(25)
Proceeds on disposal of property, plant and equipment		1	1
Net cash outflow from investing activities		(209)	(110)
Financing activities
Principal elements of lease payments		(120)	(140)
Cash consideration received from non-controlling interests		—	3
Cash consideration for purchase of non-controlling interests		(7)	(20)
Share repurchases and buybacks		(92)	(57)
Proceeds from borrowings		666	1,060
Repayment of borrowings		(418)	(13)
Repayment of borrowing related derivatives[2]		(26)	—
Financing and share issue net costs		—	(6)
Dividends paid to non-controlling interests in subsidiary undertakings		(26)	(34)
Net cash (outflow)/inflow from financing activities		(23)	793
Net (decrease)/increase in cash and cash equivalents		(1,268)	143
Foreign exchange translation of cash and cash equivalents		(31)	(59)
Cash and cash equivalents at beginning of period		2,467	1,860
Cash and cash equivalents at end of period	7	1,168	1,944

Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.
1Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.
2Repayment of borrowing related derivatives was previously presented within Repayment of borrowings.

WPP plc
Unaudited condensed consolidated interim balance sheet
as at 30 June 2025 and 31 December 2024

	Notes	30 June 2025	31 December 2024
		£m	£m
Non-current assets
Goodwill		7,348	7,610
Other intangible assets		726	737
Property, plant and equipment		841	909
Right-of-use assets		1,396	1,385
Interests in associates		238	253
Other investments		346	398
Deferred tax assets		304	323
Corporate income tax recoverable		64	59
Trade and other receivables		280	174
		11,543	11,848
Current assets
Corporate income tax recoverable		100	113
Trade and other receivables		7,366	7,722
Accrued income and unbilled media		2,948	3,188
Cash and cash equivalents	7	1,437	2,638
		11,851	13,661
Current liabilities
Trade and other payables		(11,067)	(13,056)
Deferred income and customer advances		(1,216)	(1,160)
Corporate income tax payable		(182)	(333)
Lease liabilities		(222)	(240)
Borrowings	7	(936)	(584)
Provisions for liabilities and charges		(137)	(143)
		(13,760)	(15,516)
Net current liabilities		(1,909)	(1,855)

Non-current liabilities
Borrowings	7	(3,845)	(3,744)
Trade and other payables		(136)	(229)
Deferred tax liabilities		(173)	(142)
Employee benefit obligations		(129)	(132)
Provisions for liabilities and charges		(192)	(232)
Lease liabilities		(1,751)	(1,780)
		(6,226)	(6,259)
Net assets		3,408	3,734
Equity
Called-up share capital		109	109
Share premium account		579	579
Other reserves		(140)	151
Own shares		(208)	(191)
Retained earnings		2,824	2,827
Equity shareholders’ funds		3,164	3,475
Non-controlling interests		244	259
Total equity		3,408	3,734

Note
The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

WPP plc
Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2025 and 2024

	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2024	114	577	187	(990)	3,488	3,376	457	3,833
Profit for the period	—	—	—	—	205	205	41	246
Other comprehensive loss	—	—	(61)	—	(2)	(63)	1	(62)
Total comprehensive (loss)/income	—	—	(61)	—	203	142	42	184
Dividends paid	—	—	—	—	—	—	(34)	(34)
Treasury shares used for share option schemes	—	—	—	54	(54)	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	56	56	—	56
Tax on share-based payments	—	—	—	—	—	—	—	—
Net movement in own shares held by ESOP Trusts	—	—	—	(4)	(53)	(57)	—	(57)
Net movement of liabilities in respect of put options	—	—	12	—	2	14	—	14
Net movement in non-controlling interests[2]	—	—	—	—	(34)	(34)	(4)	(38)
Total transactions with owners	—	—	12	50	(83)	(21)	(38)	(59)

Balance at 30 June 2024	114	577	138	(940)	3,608	3,497	461	3,958

	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2025	109	579	151	(191)	2,827	3,475	259	3,734
Profit for the period	—	—	—	—	44	44	26	70
Other comprehensive loss	—	—	(282)	—	(10)	(292)	(12)	(304)
Total comprehensive (loss)/income	—	—	(282)	—	34	(248)	14	(234)
Dividends paid	—	—	—	—	—	—	(26)	(26)
Treasury shares used for share option schemes	—	—	—	—	—	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	41	41	—	41
Tax on share-based payments	—	—	—	—	(1)	(1)	—	(1)
Net movement in own shares held by ESOP Trusts	—	—	—	(17)	(75)	(92)	—	(92)
Net movement of liabilities in respect of put options	—	—	(9)	—	—	(9)	—	(9)
Net movement in non-controlling interests[2]	—	—	—	—	(2)	(2)	(3)	(5)
Total transactions with owners	—	—	(9)	(17)	(37)	(63)	(29)	(92)

Balance at 30 June 2025	109	579	(140)	(208)	2,824	3,164	244	3,408

Notes
The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.

1Accumulated losses on existing equity investments held at fair value through other comprehensive income are £363 million at 30 June 2025 (31 December 2024: £354 million).
2Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements
1. Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended 30 June 2025 comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and with the accounting policies of WPP plc and its subsidiaries (the Group), which were set out in the fiscal year 2024 Form 20-F. No changes have been made to the Group’s accounting policies in the period ended 30 June 2025.

The tax charge for the Group is calculated in accordance with IAS 34, by applying management’s best estimate of the effective tax rate (excluding discrete items) expected to apply to total annual earnings, to the profit before tax for the six months ended 30 June 2025. This is then adjusted for certain discrete items which occurred in the interim period.

The Group does not consider that the amendments to standards adopted during the period have a significant impact on the financial statements.

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies. The unaudited condensed consolidated interim financial statements for the six months to 30 June 2025 and six months to 30 June 2024 do not constitute statutory accounts. The statutory accounts for the year ended 31 December 2024, reported on by the Group’s auditor, have been delivered to the Jersey Registrar and received an unqualified auditors’ report.

Having considered the principal risks (as outlined in the fiscal year 2024 Form 20-F), the directors consider it appropriate to adopt the going concern basis of accounting in preparing these interim financial statements. In making this assessment, the directors have reviewed the results of latest cash flow forecasts for the period to 31 December 2026 and have considered the results of a reverse stress test to quantify the level of revenue less pass-through costs decline required to utilise all of the Group's liquidity headroom, taking into account debt maturities and cost mitigations. The likelihood of declines required to utilise all available headroom is considered remote. None of the Group's facilities have financial covenants.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2024.
The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The period ended 30 June 2025 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.30 to the pound (period ended 2024: US$1.27) and €1.19 to the pound (period ended 2024: €1.17). The unaudited condensed consolidated interim balance sheet as at 30 June 2025 has been prepared using the exchange rates on that day of US$1.37 to the pound (31 December 2024: US$1.26) and €1.17 to the pound (31 December 2024: €1.18).

2. Costs of services and general and administrative costs
Costs of services and general and administrative costs include:

	Six Months Ended 30 June 2025	Six Months Ended 30 June 2024
	£m	£m
Staff costs[1]	3,685	3,985
Establishment costs	219	242
Media pass-through costs	1,279	1,208
Other costs of services and general and administrative costs[2]	1,259	1,369
	6,442	6,804
Notes
1 Additional staff costs of £4 million (period ended 30 June 2024: £77 million) are included within Restructuring and transformation costs below.
2 Other costs of services and general and administrative costs include £358 million (period ended 30 June 2024: £420 million) of other pass-through costs.

Notes to the unaudited condensed consolidated interim financial statements (continued)
2. Costs of services and general and administrative costs (continued)

Other costs of services and general and administrative costs include the following significant items:

	Six Months Ended 30 June 2025	Six Months Ended 30 June 2024
	£m	£m
Goodwill impairment	116	—
Amortisation and impairment of acquired intangible assets	32	57
Restructuring and transformation costs	32	131
Goodwill impairment
In the six months to 30 June 2025, goodwill impairment charges of £116 million were recognised (period to 30 June 2024: £nil). As a result of the separation of AKQA and Grey in 2025, the previous AKQA Group cash generating unit (“CGU”), which was impaired in 2024, now constitutes two separate CGUs for AKQA and Grey. Of the total impairment charges recognised in the current period, £58 million related to the Grey CGU and £58 million related to the AKQA CGU.

The impairment charges related to both the Grey and AKQA CGUs reflect the impact of previously unforeseen declines in trading performance, predominantly due to the adverse impact of further macroeconomic pressures and uncertainty in the period following the introduction of new global tariffs in April, which are impacting client discretionary spend and the volume of net new business.

The recoverable amounts of the Grey and AKQA CGUs, which are both part of the Global Integrated Agencies reportable segment, are £181 million and £172 million, respectively. The recoverable amounts of the Grey and AKQA CGUs were calculated on a fair value less costs of disposal (FVLCD) basis. The FVLCDs were determined using a discounted cash flow approach with future cash flows based upon a projection period of up to five years, with cash flows beyond the projection period based on a long-term growth rate of 2.0% (2024: 2.0%). Post-tax discount rates of 12.25% (2024: 10.5%) and 11.25% (2024: 10.5%) were applied to determine the Grey and AKQA recoverable amounts, respectively. The basis for the key inputs, which are considered Level 3 in the fair value hierarchy, is consistent with the previous full year impairment test.

The new factors impacting Grey and AKQA, described above, have also reduced the headroom at the Ogilvy CGU in 2025. If operating margins, which the impairment assessments are sensitive to, in future periods were 2.0% lower than current expectations, additional goodwill impairment charges of £36 million for AKQA and £27 million for Grey would be recognised. For Ogilvy, if operating margin was 1.0% lower than current expectations a goodwill impairment charge of £68 million would be recognised, if the discount rate was 1.0% higher a goodwill impairment charge of £84 million would be recognised.

Amortisation and impairment of acquired intangible assets
Charges of £32 million (2024: £57 million) relate to ongoing amortisation charges for previously acquired intangible assets. The prior period included an accelerated amortisation charge of £20 million for certain brands that no longer had a useful life due to the creation of Burson.

Restructuring and transformation costs
Charges of £32 million (2024: £131 million) include £25 million (2024: £47 million) in relation to the Group’s IT transformation programme, which includes the rollout of new ERP systems. The prior period included costs of £76 million related to the continuing transformation plan, including the creation of VML and Burson, and simplification of GroupM.

Notes to the unaudited condensed consolidated interim financial statements (continued)
3. Segmental analysis

Reported contributions by reportable segments were as follows:

	Six Months Ended 30 June 2025	Six Months Ended 30 June 2024
	£m	£m
Revenue[1]
Global Integrated Agencies	5,871	6,117
Public Relations	351	601
Specialist Agencies	441	509
	6,663	7,227
Revenue less pass-through costs[1,2]
Global Integrated Agencies	4,302	4,595
Public Relations	335	568
Specialist Agencies	389	436
	5,026	5,599
Headline operating profit[1,3]
Global Integrated Agencies	352	551
Public Relations	39	80
Specialist Agencies	21	15
	412	646
Adjusting items within IFRS operating profit[3]	(191)	(223)
Financing items[4]	(140)	(101)
Earnings from associates	17	16
Reported profit before tax	98	338
Notes
1 Intersegment transactions have not been separately disclosed as they are not material.
2 Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominately media costs.
3 A reconciliation from reported profit before tax to headline operating profit is also provided in Note 11.
4 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

Notes to the unaudited condensed consolidated interim financial statements (continued)
3. Segmental analysis (continued)
Reported contributions by geographical area were as follows:

	Six Months Ended 30 June 2025	Six Months Ended 30 June 2024
	£m	£m
Revenue[1]
North America[2]	2,537	2,781
United Kingdom	1,011	1,058
Western Continental Europe	1,351	1,458
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,764	1,930
	6,663	7,227
Revenue less pass-through costs[1,3]
North America[3]	1,966	2,207
United Kingdom	749	779
Western Continental Europe	1,021	1,164
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,290	1,449
	5,026	5,599
Headline operating profit[1,4]
North America[2]	281	336
United Kingdom	47	78
Western Continental Europe	36	117
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	48	115
	412	646
Adjusting items within IFRS operating profit[4]	(191)	(223)
Financing items[5]	(140)	(101)
Earnings from associates	17	16
Reported profit before tax	98	338
Notes
1 Interregional transactions have not been separately disclosed as they are not material.
2 North America includes the US, which has revenue of £2,387 million (2024: £2,609 million), revenue less pass-through costs of £1,852 million (2024: £2,071 million) and headline operating profit of £264 million (2024: £316 million).
3 Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 2 to the consolidated interim financial statements for more details of the pass-through costs.
4 A reconciliation from reported profit before tax to headline operating profit is also provided in Note 11.
5 Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

Notes to the unaudited condensed consolidated interim financial statements (continued)
4. Ordinary dividends

The Board has recommended an interim dividend of 7.5p (2024: 15.0p) per ordinary share. This is expected to be paid on 3 November 2025 to shareholders on the register at 10 October 2025. The Board recommended a final dividend of 24.4p per ordinary share in respect of 2024. This was paid on 4 July 2025.

5. Earnings per share ("EPS")
Basic EPS

The calculation of basic EPS is as follows:

	Six Months Ended 30 June 2025	Six Months Ended 30 June 2024
Profit for the period attributable to equity holders of the parent (£ million)	44	205
Weighted average number of shares used in basic EPS calculation (million)	1,077	1,075
Basic EPS	4.1p	19.1p
Diluted EPS

The calculation of diluted EPS is as follows:

	Six Months Ended 30 June 2025	Six Months Ended 30 June 2024
Profit for the period attributable to equity holders of the parent (£ million)	44	205
Weighted average number of shares used in diluted EPS calculation (million)	1,093	1,092
Diluted EPS	4.0p	18.8p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	Six Months Ended 30 June 2025	Six Months Ended 30 June 2024
	£m	£m
Weighted average number of shares used in basic EPS calculation	1,077	1,075
Other potentially issuable shares	16	17
Weighted average number of shares used in diluted EPS calculation	1,093	1,092
At 30 June 2025 there were 1,091,394,251 (30 June 2024: 1,141,513,946) ordinary shares in issue, including 12,591,893 treasury shares (30 June 2024: 62,959,463).

Notes to the unaudited condensed consolidated interim financial statements (continued)
6. Analysis of cash flows
The following table analyses the net cash outflow from operating activities presented within the cash flow statement:
Net cash outflow from operating activities:

	Six Months Ended 30 June 2025	Six Months Ended 30 June 2024
	£m	£m
Profit for the period	70	246
Taxation	28	92
Revaluation and retranslation of financial instruments	11	(35)
Finance costs	178	210
Finance and investment income	(49)	(74)
Earnings from associates	(17)	(16)
Operating profit	221	423
Adjustments for:
Non-cash share-based incentive plans (including share options)	41	56
Depreciation of property, plant and equipment	82	81
Depreciation of right-of-use assets	101	110
Goodwill impairment	116	—
Impairment of investments in associates	—	23
Property-related impairment charges	5	4
Amortisation and impairment of acquired intangible assets	32	57
Amortisation of other intangible assets	20	14
Gains on disposal of investments and subsidiaries	(2)	(8)
Gains on sale of property, plant and equipment	—	(2)
Operating cash flow before movements in working capital and provisions	616	758
Decrease in trade receivables and accrued income	375	430
Decrease in trade payables and deferred income	(1,303)	(1,055)
Increase in other receivables	(219)	(109)
Decrease in other payables	(186)	(337)
(Decrease) / increase in provisions	(15)	15
Cash used by operations	(732)	(298)
Corporation and overseas tax paid	(168)	(168)
Interest paid on lease liabilities	(50)	(47)
Other interest and similar charges paid	(117)	(118)
Interest received	24	69
Investment income	5	5
Dividends from associates	15	18
Contingent consideration liability payments recognised in operating activities[1]	(13)	(1)
Net cash outflow from operating activities	(1,036)	(540)

1 Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.
7. Cash and cash equivalents and total borrowings

	30 June 2025	31 December 2024
	£m	£m
Cash and cash equivalents as presented in the consolidated balance sheet	1,437	2,638
Bank overdrafts	(269)	(171)
Cash and cash equivalents as presented in the consolidated cash flow statement	1,168	2,467
Borrowings due within one year (excluding bank overdrafts)	(667)	(413)
Borrowings due after one year	(3,845)	(3,744)
Total borrowings (excluding bank overdrafts)	(4,512)	(4,157)
The Group estimates that the fair value of corporate bonds is £3,651 million at 30 June 2025 (31 December 2024: £3,964 million).

Notes to the unaudited condensed consolidated interim financial statements (continued)
8. Financial Instruments - fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
30 June 2025
Derivatives in designated hedge relationships
Derivative assets	—	86	—	86
Derivative liabilities	—	(3)	—	(3)
Held at fair value through profit or loss
Money market funds	12	—	—	12
Other investments	60	—	198	258
Derivative assets	—	2	—	2
Derivative liabilities	—	(2)	—	(2)
Contingent consideration liabilities	—	(31)	(88)	(119)
Held at fair value through other comprehensive income
Trade and other receivables	—	237	—	237
Other investments	2	—	86	88
The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources.

For all level 3 fair value measurements, a change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

Reconciliation of level 3 fair value measurements:

	Contingent consideration liabilities	Other investments
	£m	£m
January 1, 2025	(133)	322
Losses recognised in the income statement	(3)	(15)
Losses recognised in other comprehensive income	—	(9)
Exchange adjustments	2	(20)
Transfers	31	—
Additions	—	6
Settlements	15	—
30 June 2025	(88)	284

Notes to the unaudited condensed consolidated interim financial statements (continued)
9. Acquisitions

Acquisition of InfoSum Limited

On 4 April 2025, the Group acquired 100% of the ordinary share capital of Cognitive Logic Inc. (“InfoSum”), a data collaboration platform.

Total cash consideration of £108 million was paid on completion date. Total net assets acquired were £17 million, including £32 million of proprietary technology intangible assets. The goodwill on the acquisition was £91 million. The goodwill is attributable to anticipated synergies and will not be deductible for tax purposes.

10. Related party transactions
The Group enters into transactions with its associate undertakings, primarily in relation to pass-through billing arrangements.

The following amounts were outstanding at 30 June 2025 and 31 December 2024:

	30 June 2025	31 December 2024
	£m	£m
Amounts owed by related parties	109	68
Amounts owed to related parties	(124)	(104)

There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for the period ended 30 June 2025.

Notes to the unaudited condensed consolidated interim financial statements (continued)
11. Reconciliation of profit before taxation to headline operating profit

	Six Months Ended 30 June 2025	Six Months Ended 30 June 2024
	£m	£m
Profit before taxation	98	338
Finance and investment income	(49)	(74)
Finance costs	178	210
Revaluation and retranslation of financial instruments	11	(35)
Profit before interest and taxation	238	439
Earnings from associates	(17)	(16)
Operating profit	221	423
Goodwill impairment	116	—
Impairment of investments in associates	—	23
Amortisation and impairment of acquired intangible assets	32	57
Restructuring and transformation costs	32	131
Property-related restructuring costs[1]	13	22
Gains on disposal of investments and subsidiaries	(2)	(8)
Gains on disposal of property	—	(2)
Headline operating profit	412	646
1 Property-related restructuring costs includes £5 million of property-related impairment charges (2024: £4 million).

12. Events after the reporting period

There were no events after the reporting period that require disclosure.